UNITED STATES OF AMERICA
BEFORE THE
 SECURITIES AND EXCHANGE COMMISSION
File No. 812-XXXXX

In the Matter of	)	APPLICATION PURSUANT TO
	)	SECTION 9(c) OF THE
Wells Fargo Securities, LLC	)	INVESTMENT COMPANY
550 South Tryon Street	)	ACT OF 1940 FOR
6th Floor, D1086-060)		TEMPORARY AND
Charlotte, NC 28202)		PERMANENT ORDERS
	)	EXEMPTING APPLICANTS
Wells Fargo Bank, N.A.	)	FROM THE PROVISIONS OF
101 North Phillips Avenue	)	SECTION 9(a) OF SUCH ACT
Sioux Falls, SD 57104)
)
Galliard Capital Management, Inc.	)
800 LaSalle Avenue, Suite 1100)
Minneapolis, MN 55402)
)
Global Alternative Investment Services, Inc. 401 South Tryon Street, TH 3 5th Floor Charlotte, NC 28202	) ) ) )
)
Wells Capital Management Incorporated	)
525 Market Street, 10th Floor	)
San Francisco, CA 94105)
)
Wells Fargo Asset Management (International))
Limited	)
33 King William Street	)
London, England	)
EC4R 9AT	)
)
Wells Fargo Asset Management (International), LLC 33 King William Street	) )
London, England	)
EC4R 9AT	)
)
Wells Fargo Funds Distributor, LLC	)
525 Market Street, 12th Floor	)
San Francisco, California 94105)
)

Wells Fargo Funds Management, LLC	)
525 Market Street, 12th Floor	)
San Francisco, California 94105)
)
Wells Fargo Investment Institute, Inc.	)
401 South Tryon Street, TH 3)
5th Floor	)
Charlotte, NC 28202)

Wells Fargo Bank, N.A. (“WFBNA”), Galliard Capital Management, Inc. (“Galliard”), Global Alternative Investment Services, Inc. (“GAISI”), Wells Capital Management Incorporated (“WCM”), Wells Fargo Asset Management (International) Limited (formerly named ECM Asset Management Limited) (“WFAM International Limited”), Wells Fargo Asset Management (International), LLC (“WFAM International LLC”), Wells Fargo Funds Distributor, LLC (“WFFD”), Wells Fargo Funds Management, LLC (“WFFM”), and Wells Fargo Investment Institute, Inc. (“WFII”) (collectively, the “Fund Servicing Applicants”) and Wells Fargo Securities, LLC (“WFS,” and together with the Fund Servicing Applicants, the “Applicants”) each respectfully submits this application (“Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (“Act”), for (i) a temporary order exempting them from the prohibitions imposed by Section 9(a) of the Act pending the determination of the U.S. Securities and Exchange Commission (“Commission”) on the Application for a permanent exemption (“Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (“Permanent Order” and together with the Temporary Order, the “Requested Orders”) with respect to the injunction described below entered against WFS.
Other than the Fund Servicing Applicants, no existing company of which WFS is an affiliated person within the meaning of Section 2(a)(3) of the Act currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company or principal underwriter (as defined in Section 2(a)(29) of the Act) for any open-end registered investment company, registered unit investment trust (“UIT”) or registered face amount certificate company (“FACC”).  The term “Fund” as used herein refers to any registered investment company, including a UIT or FACC, as well as any business development company (“BDC”) and employees’ securities company (“ESC”).1  The Fund Servicing Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which WFS is an affiliated person and to any other company of which WFS may become an affiliated person in the future (together with the Fund Servicing Applicants, the “Covered Persons”).  The Fund Servicing Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.  A list of Funds to which the Fund Servicing Applicants serve as an investment adviser, including sub-adviser, or principal underwriter as of the date of this Application is set out in Annexes A through C to the Application.

1 Neither WFS, nor any of its affiliated persons, currently serves as an investment adviser, depositor or principal underwriter for any ESC or FACC, or as an investment adviser for any BDC.  The Fund Servicing Applicants request that the relief granted by the Commission pursuant to this Application apply in the event that Covered Persons serve in the future as an investment adviser, depositor or principal underwriter for any Fund.

I.	BACKGROUND
A.	Applicants
WFS is an indirect wholly-owned subsidiary of Wells Fargo & Company (“WFC”), a registered financial holding company and bank holding company.  WFS is a broker-dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”) as well as a municipal securities broker and a municipal securities dealer subject to the rules of the Municipal Securities Rulemaking Board (“MSRB”).
WFBNA is a national banking association that is a direct and indirect, wholly-owned subsidiary of WFC.  Effective August 24, 2012, a separately identifiable department within WFBNA, Wells Capital Management Singapore, became registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”).  Wells Capital Management Singapore is an investment adviser to certain Funds listed in Annex B.
Galliard is an indirect wholly-owned subsidiary of WFC and is an investment adviser registered under the Advisers Act.  Galliard provides investment advisory services to certain Funds listed in Annex B.
GAISI is an indirect wholly-owned subsidiary of WFC and is a broker-dealer registered under the Exchange Act.  It serves as principal underwriter to certain Funds listed in Annex A.
WCM is an indirect wholly-owned subsidiary of WFC and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to certain Funds listed in Annexes A and B.
WFAM International Limited is an indirect wholly-owned subsidiary of WFC and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to certain Funds listed in Annex B.
WFAM International LLC is an indirect wholly-owned subsidiary of WFC and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to certain Funds listed in Annexes A and B.
WFFD is an indirect wholly-owned subsidiary of WFC and is a broker-dealer registered under the Exchange Act.  It serves as principal underwriter to certain Funds listed in Annex C.
WFFM is an indirect wholly-owned subsidiary of WFC and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to certain Funds listed in Annex B.
WFII is an indirect wholly-owned subsidiary of WFC and is an investment adviser registered under the Advisers Act.  It provides investment advisory services to certain Funds listed in Annex A.
Together, the Applicants described above provide investment advisory services or serve as principal underwriter, as applicable, to the Funds listed in Annexes A through C.  As of

December 31, 2018, the Funds listed in Annex B, in the aggregate, had net assets of approximately $208 billion.
B.	The Injunction
On March 7, 2016, the Commission filed a complaint (“Original Complaint”) and on October 28, 2016 an amended complaint (“Amended Complaint,” and together with the Original Complaint, the “Complaint”) against WFS in the U.S. District Court for the District of Rhode Island (“District Court”) in a civil injunctive action captioned Securities and Exchange Commission v. Rhode Island Commerce Corporation (f/k/a Rhode Island Economic Development Corporation), Wells Fargo Securities, LLC, Peter M. Cannava, Keith W. Stokes, and James Michael Saul (“Action”).2  Since the filing of the Complaint, the staff of the Division of Enforcement has engaged in settlement discussions with WFS.  As a result of such discussions, WFS anticipates submitting an executed “Consent of Defendant Wells Fargo Securities, LLC” (“Consent”).  Pursuant to the Consent, solely for the purpose of proceedings brought by or on behalf of the Commission or in which the Commission is a party, WFS would consent to the entry of a judgment by the District Court in the Action against WFS (“Final Judgment”), without admitting or denying the allegations in the Complaint.

The Complaint alleges the following:  WFS acted as lead placement agent in an offering of municipal bonds (“Offering”) by the Rhode Island Economic Development Corporation (“RIEDC”) in 2010.  The proceeds of the Offering went to 38 Studios, LLC (“38 Studios”), an early-stage, pre-revenue videogame development company.  As lead placement agent in the Offering, WFS knew or should have known about and should have disclosed in the private placement memorandum for the Offering (the “Offering Document”) (i) 38 Studios’ need for financing in addition to that provided by the Offering and (ii) the total compensation received by WFS in connection with the Offering and any related conflict of interest.3  WFS failed to include disclosure regarding these matters in the Offering Document (“Conduct”).  As a result, the Offering Document was materially misleading, and WFS violated Sections 17(a)(2) and 17(a)(3) of the Securities Act, Section 15B(c)(1) of the Exchange Act and MSRB Rules G-17 and G-32.4  Although 38 Studios attempted to obtain the additional financing needed following the Offering, it was unable to do so and defaulted on its loan payments to the RIEDC in 2012.5

2 The Complaint alleges that WFS knowingly (in addition to recklessly or negligently) violated the statutory and MSRB provisions referenced in the Complaint.  The Complaint does not allege any scienter-based violations of the federal securities laws.  The claims alleged in the Complaint (i.e., violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 (“Securities Act”), Section 15B(c)(1) of the Exchange Act, and MSRB Rules G-17 and G-32) may be established by a showing of negligence.
3 According to the Complaint, the Offering Document failed to disclose approximately $400,000 of fees received by WFS as a result of meeting milestones with respect to the Offering.
4 The Complaint also alleges that an officer and employee of WFS who worked on the Offering (“Individual Defendant”) and certain representatives of the RIEDC who worked on the Offering aided and abetted violations of Sections 17(a)(2) and (3).
5 Bondholders were paid the principal and interest on the bonds when those payments were due as a result of a capital reserve fund and decisions made by the Rhode Island General Assembly to appropriate funds to make those payments.

The District Court is expected to enter the Final Judgment in the Action permanently enjoining WFS from violating Section 17(a)(2) of the Securities Act, Section 15B(c)(1) of the Exchange Act and MSRB Rule G-17 (the “Injunction”).6  The Final Judgment is also expected to require WFS to pay a civil monetary penalty in the amount of $812,500.

II.	APPLICATION OF SECTION 9 OF THE ACT

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as a principal underwriter for any registered open-end investment company, UIT, or FACC, if the person, by reason of any misconduct:

is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser, municipal securities dealer, government securities broker, government securities dealer, [or] bank . . . or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  The term “affiliated person” is defined in Section 2(a)(3) of the Act to mean in relevant part “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

The Injunction would disqualify WFS from serving registered investment companies in the capacities specified in Section 9(a)(2) to the extent it would enjoin WFS from engaging in or continuing certain conduct or practices in connection with its activity and status as an underwriter, broker, dealer and/or as a municipal securities dealer, or in connection with the purchase or sale of a security.  WFS does not currently serve Funds in any of the capacities specified in Section 9(a).

Further, the Injunction would also result in the disqualification of the Fund Servicing Applicants under Section 9(a)(3) because, as noted above, it would enjoin WFS from engaging in or continuing certain conduct or practices in connection with its activity and status as an underwriter, broker, dealer and/or municipal securities dealer, or in connection with the purchase or sale of a security; and, each of the Fund Servicing Applicants is, or may be considered to be, under common control with WFS and is, therefore, an “affiliated person” of WFS.  In sum, taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each of the Fund Servicing Applicants from acting as an adviser, including sub-adviser, and depositor to any

6 In connection with the submission of the Consent, the Commission proposes to dismiss the allegations related to Section 17(a)(3) and MSRB Rule G-32.

registered investment company, or as a principal underwriter for any registered open-end investment company, UIT, FACC, BDC, or ESC, including the Funds (collectively, “Fund Servicing Activities”).

Section 9(c) of the Act provides that: “The Commission shall by order grant such application, either unconditionally or on an appropriate temporary or other conditional basis, if it is established [i] that the prohibitions of subsection (a), as applied to such person, are unduly or disproportionately severe or [ii] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application” (emphasis added).  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on: whether the parties seeking relief had any involvement in the conduct that serves as the basis for the disqualification under Section 9(a) and whether such conduct has been remedied.7

As a result of the Injunction, the Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of each of the Applicants and Covered Persons to (as applicable) continue to provide, and to provide in the future, Fund Servicing Activities, the Applicants respectfully request that the Commission grant the Requested Orders.

III.	STATEMENT IN SUPPORT OF THE APPLICATION
In support of their position that the Commission should issue the Requested Orders, the Applicants assert that, absent relief, the prohibitions of Section 9(a) as applied to themselves and Covered Persons would be unduly or disproportionately severe, and that the alleged conduct did not constitute conduct that would make it against the public interest or protection of investors to issue the Requested Orders.  In support of this assertion, the Applicants state the following.
A.	Limited Scope and Impact of the Alleged Misconduct
The alleged Conduct did not involve any Fund or any Fund Servicing Applicant performing Fund Servicing Activities.8  The alleged Conduct relates solely to alleged material omissions in the offering document used in connection with one private placement of municipal bonds.  Further, although the Individual Defendant is an officer and an employee of WFBNA, which is a Fund Servicing Applicant, to WFBNA’s knowledge the Individual Defendant has never had, and does not currently have, any material involvement in WFBNA’s Fund Servicing Activities, including at WFBNA’s separately identifiable department registered as an investment adviser. Accordingly, it would be unduly and disproportionately severe to allow Section 9(a) to disqualify Covered Persons from providing Fund Servicing Activities.
The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of

7 See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).
8 To the Applicants’ knowledge and based on certain Fund Servicing Applicants’ review of the Funds’ contemporaneous portfolio holdings, the Funds did not purchase any securities in the Offering.

competent jurisdiction for improper practices in connection with securities.”9  When Section 9 was adopted, investment companies were typically managed by relatively small partnerships.  It was not foreseeable at that time that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations, as the Fund Servicing Applicants are.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  Indeed, in the absence of improper practices related to Fund Servicing Activities, Section 9(a) should not operate to bar the Fund Servicing Applicants from servicing the Funds and their shareholders.  Accordingly, here, the alleged Conduct has not been such as to make it against the public interest or the protection of investors to grant the Requested Orders, and failing to grant the Requested Orders based on the Conduct would be unduly and disproportionately severe.
B.	Hardships on the Funds and their Shareholders
The inability of the Fund Servicing Applicants to continue providing Fund Servicing Activities would result in potentially severe financial hardship for both the Funds listed in Annexes A through C and their shareholders.  If the Section 9(a) disqualifications applied to WFBNA, Galliard, WCM, WFAM International Limited, WFAM International LLC, WFFM, and WFII (“Adviser Applicants”), the shareholders of certain Funds would be deprived of the advisory or sub-advisory services that they expected to receive when they decided to invest in the Funds.  Such services are extensive and include responsibility for the day-to-day operations, business and affairs of the Funds and various investment management and supervisory services, such as selecting fund managers, underlying funds, and monitoring performance.  Disqualification from providing these services would disrupt investment strategies and could potentially result in large net redemptions of shares of the Funds, which in turn could frustrate efforts to effectively manage the Funds’ portfolios and increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.  Any effort by the directors of the Funds to find suitable replacement investment advisers and/or sub-advisers would necessarily take time.  Even if a new investment adviser or sub-adviser were chosen, this would differ from the investment adviser or sub-adviser that shareholders originally expected when they decided to invest in the Funds.  Moreover, the cost of obtaining shareholder approval for the new investment advisory or sub-advisory agreements would be substantial.  Specifically, associated with the disqualification would be costs related to: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the boards of directors of the Funds; and in most, if not all, cases (3) preparing, printing, and mailing proxy materials to Fund shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of certain Funds and their shareholders, which would be an unduly and disproportionately severe consequence, particularly given that no Fund Servicing Applicants were involved in the alleged Conduct and that the alleged Conduct did not involve the Funds or Fund Servicing Activities.

9 Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

Moreover, shares of the Funds are held by participants in many defined contribution plans.  Disqualifying the Adviser Applicants could result in disproportionately severe hardship to those participants, as defined contribution plans often have only a few or only one investment option per asset class and one suite of target date funds; and participants may not be able to switch to a suitable replacement fund.  Plan trustees also would incur additional time and expense in selecting a replacement Fund.  The prohibitions of Section 9(a), therefore, could harm defined contribution plan participants even more than shareholders outside of such a plan.
The disqualification of GAISI and WFFD (“Underwriter Applicants”) from serving as principal underwriter to certain Funds would also result in hardship to those Funds and their shareholders.  Not only would the Funds have to expend time and resources to find and engage substitute principal underwriters, but the substitute underwriters may not be able to replicate the selling network established by the Underwriter Applicants who have been successful in enlisting financial intermediaries to sell shares of the Funds.  Replacing the Underwriter Applicants with principal underwriters who may not be as successful could lead to significant redemptions, lower sales and require the Funds to spread their fixed expenses over a smaller asset base, to the material financial detriment of Fund shareholders.  Therefore, the Section 9(a) disqualifications would be unduly and disproportionately severe with respect to the financial interests of the Funds and their shareholders, particularly given that no Fund Servicing Applicants were involved in the alleged Conduct and that the alleged Conduct did not involve the Funds or Fund Servicing Activities.
C.	Adverse Effects on Applicants
If the Applicants are unable to obtain the requested relief under Section 9(c) and the Fund Servicing Applicants are barred by Section 9(a) from engaging in Fund Servicing Activities, the effect on their businesses and employees would be severe.  The Fund Servicing Applicants have committed substantial capital and resources to establishing expertise in advising and sub-advising Funds and in support of their principal underwriting business.  Prohibiting them from providing Fund Servicing Activities would negatively impact their ability to offer clients a comprehensive range of financial services, and materially adversely affect each Fund Servicing Applicant’s business.  In the case of WFFM, the effects would be particularly significant given that, as of December 31, 2018, the Funds represented almost all of the assets with respect to which it provides investment advisory services.  Similarly, in the case of WFFD, barring it from continuing to provide principal underwriting services to the Funds would cause it to lose a substantial part of its business.
Such harm to the Fund Servicing Applicants’ businesses would also negatively impact their employees.  The Fund Servicing Applicants collectively employ over 1200 people who are involved in the provision of Fund Servicing Activities with respect to the Funds listed in Annexes A through C.  Without the requested relief, the Fund Servicing Applicants would be forced to discontinue their operations with respect to the Funds, potentially leading to layoffs.  For the foregoing reasons, allowing the Section 9(a) disqualification to take effect with respect to the Fund Servicing Applicants would be unduly and disproportionately severe.

D.	No Connection Between the Alleged Conduct and Fund Servicing Activities
The alleged Conduct underlying the Injunction did not involve any of the Fund Servicing Applicants and did not involve any Fund or any Fund Servicing Activities.10  The Fund Servicing Applicant personnel responsible for preparing Fund prospectuses are completely different from the personnel who were responsible for preparing the Offering Document.  Indeed, no violation is alleged with respect to the services that the Fund Servicing Applicants provide to the Funds. Accordingly, it would not be against the public interest or the protection of investors for the Commission to grant the Requested Orders.  In fact, Applicants believe that failing to grant the Requested Orders would be unduly and disproportionately severe.
E.	No Involvement of Covered Persons’ Personnel
The Applicants represent that to their knowledge (i) with the exception of the Individual Defendant,11 none of the Fund Servicing Applicants’ current or former directors, officers or employees had any involvement in the Conduct;12 and (ii) the personnel who were involved in the Conduct (or who may be subsequently identified by the Applicants as having been involved in the Conduct) have never had, do not currently have and will not have any involvement in providing Fund Servicing Activities at a Covered Person.13  Because the Conduct did not involve the performance of Fund Serving Activities and the personnel of the Fund Servicing Applicants involved in Fund Servicing Activities did not have any involvement in the alleged Conduct, shareholders of Funds that received investment advisory, depository and principal underwriting services from the Fund Servicing Applicants were not affected in any way.  Accordingly, it would not be against the public interest or the protection of investors for the Commission to grant the Requested Orders.
F.	Remedial Actions to Address the Conduct Alleged in the Complaint
The Municipal Products Group at WFS (“MPG”) has long recognized the importance of its regulatory obligations and, accordingly, has implemented a robust and comprehensive compliance program designed to ensure compliance with the rules and regulations relevant to WFS’s activities as an underwriter and placement agent of municipal securities.  For example in late 2010, after

10 See supra note 8.
11 As noted above, although the Individual Defendant is an officer and an employee of WFBNA, which is a Fund Servicing Applicant, to WFBNA’s knowledge the Individual Defendant has never had, and does not currently have, any material involvement in WFBNA’s Fund Servicing Activities, including at WFBNA’s separately identifiable department registered as an investment adviser.
12 To make this representation, WFS conducted due diligence through its human resources department and confirmed from interviews with the Individual Defendant’s supervisor that he has never been involved in Fund Servicing Activities.
13 WFS has included a notation in the employment file of the Individual Defendant that he cannot transition into a role that would involve him in providing Fund Servicing Activities at any Covered Person.  Further, each Fund Servicing Applicant has confirmed that its compliance policies and procedures include provisions that are designed to ensure that they do not become disqualified pursuant to Section 9(a) of the Act and to ensure compliance with the terms and conditions of the Requested Orders.

the Conduct occurred and the Offering was nearly completed, MPG Compliance implemented a number of enhancements to MPG’s compliance policies and procedures,14 including the creation and implementation of a “Negotiated Transaction Diligence Form.”
The Negotiated Transaction Diligence Form was designed to and does provide MPG personnel with a clear list of steps to take to meet MPG’s regulatory obligations as an underwriter and placement agent of municipal securities.  The Negotiated Transaction Diligence Form requires, among other things, the person completing it to identify actual and potential material conflicts of interest between WFS, as a municipal securities underwriter, and its issuer-clients.   In October 2010, the Negotiated Transaction Diligence Form was introduced to MPG’s Public Finance Investment Banking Group (“MPG Banking Group”), which was involved with the Offering, for use with new transactions (i.e., transactions commenced after that date). The Form was not completed for the Offering because, by October 2010, the Offering was nearly completed.  It was not a new transaction.  WFS believes that, if the Negotiated Transaction Diligence Form had been implemented prior to the Offering, certain Conduct would have been avoided because the total compensation paid to WFS in connection with the Offering would likely have been identified on the Form as a potential conflict of interest between WFS and the RIEDC and considered for disclosure in the Offering Document.
Further, WFS believes that other compliance enhancements made subsequent to the Offering directly reduce the likelihood of a recurrence of the Conduct.  In this regard WFS notes that in mid-2012, well after the Offering was completed, the MPG created a specialized group, known as the “Regulatory Diligence Group” (“RDG”).15  The RDG supports the MPG Banking Group with respect to compliance and regulatory matters arising in connection with new, negotiated offerings of municipal securities.  A member of the RDG is assigned to each transaction in which WFS acts as underwriter or placement agent, and serves as an integral part of the deal team for the transaction.  Had the RDG existed at the time of the Offering, it would have been integrally involved with the Offering on behalf of the MPG and, as a team of regulatory specialists, it would have materially mitigated the potential for certain Conduct described in the Complaint.
Further, were the Offering to occur today, the Conduct would likely be avoided because MSRB regulatory changes that require municipal securities underwriters to identify conflicts of

14 As the SEC staff knows, compliance enhancements are continuously considered and made by registrants.
15 Among other things, the RDG seeks to ensure compliance by MPG bankers with the following types of regulatory requirements: continuing disclosure agreement compliance reviews; municipal advisor exemption documentation; conflict of interest disclosure requirements and similar offering document disclosure requirements; MSRB Rule G-37 underwriting eligibility; posting requirements for the Electronic Municipal Market Access portal under MSRB Rule G-34; certain issuer and underwriting syndicate disclosure requirements under MSRB Rule G-11; blue sky law determinations; document retention under MSRB Rules G-8 and G-9; quarterly reporting requirements under MSRB Rule G-37; and, beginning in late 2012 per MSRB Notice 2012-25 (as described further herein), certain issuer disclosure requirements under MSRB Rule G-17.

interest and disclose them to issuer-clients have led to additional enhancements to the MPG offering process.  More specifically, the MSRB issued MSRB Notice 2012-25 (the “MSRB Notice”).  The MSRB Notice provided the municipal securities industry with new interpretive guidance regarding MSRB Rule G-17.   Specifically, the MSRB Notice interpreted Rule G-17, as relevant here, to require that underwriters  make written disclosure to their issuer-clients at the time of their engagement regarding (i) the underwriter’s role in the offering, (ii) the underwriter’s compensation in the offering, including any conflict of interest that may exist due to the contingent nature of such compensation or size of the offering, and (iii) other material conflicts of interest faced by the underwriter in connection with the offering, such as due to the existence of payments to and/or from third parties and/or affiliates.16  As a result of the MSRB Notice, underwriters, including WFS, began to send issuer-clients “G-17 Letters” to satisfy the new disclosure requirements.  The RDG is responsible for compliance by the MPG with the G-17 Letter requirement. To this end, the RDG collaborates with the MPG Banking Group to identify actual and potential material conflicts of interest that may require disclosure in G-17 Letters.  Thus, if the Offering were to occur today, the RDG would work directly with the MPG Banking Group to identify conflicts of interest for disclosure to the RIEDC in the G-17 Letter, and as discussed below, it would be customary for the G-17 Letter to be reviewed by those responsible for drafting the Offering Document.  Furthermore, the RDG would review the Offering Document to confirm that any material conflicts of interest identified in the G-17 Letter were included in the Offering Document.  In this respect, the development of the G-17 Letter would directly and materially mitigate the potential for the Offering Document to omit disclosure about material conflicts of interest.
WFS believes that the RDG’s preparation of G-17 Letters should be effective at avoiding the Conduct going forward due to the thorough due diligence process followed by the RDG to prepare G-17 Letters and the enhanced due diligence training received by MPG bankers, which enables them to better understand and contribute to such process.  In this regard WFS notes that the G-17 Letter preparation process begins with MPG bankers identifying actual and potential material conflicts of interest for disclosure in response to a G-17 Conflict of Interest Questionnaire (“G-17 COIQ”) required by the RDG.17  The G-17 COIQ requires MPG bankers to answer a series of questions about the transaction.  In completing the G-17 COIQ, one of the tools used by MPG bankers is an internal database (called the MPG Conflict of Interest Resource18) that allows them to identify potential conflicts of interest that may require disclosure.  In the event that a conflict of interest is identified, the RDG, in conjunction with MPG Compliance and MPG Legal, determines the appropriate disclosures to include in the G-17 Letter.

16 See MSRB Notice 2012-25 (May 7, 2012), available at http://www.msrb.org/Rules-and-Interpretations/Regulatory-Notices/2012/2012-25.aspx.
17 The G-17 COIQ was developed by MPG Compliance for the purpose of identifying actual or potential material conflicts of interest required to be disclosed pursuant to the MSRB Notice.
18 The MPG Conflict of Interest Resource is compiled from quarterly attestations, which are submitted by personnel in the Government & Institutional Banking Group, of which the MPG was formerly a part.  The quarterly attestations, among other things, report and make broadly available throughout the platform information regarding potential conflicts of interest between MPG and issuer-clients.

WFS is confident that MPG bankers understand the importance of the due diligence process because, since the time of the Offering, WFS has begun to provide additional training to MPG bankers regarding such matters.  More specifically, since the time of the Offering, MPG Compliance and MPG Legal have retained outside counsel to assist with the development and periodic updating of a transactional due diligence training module for negotiated municipal securities underwriting transactions.  All investment banking and underwriting syndicate personnel within the MPG must complete the module annually.  The module educates them on the due diligence process.  In this respect, the module explains what due diligence is, how the due diligence process works, why it is important and what to consider when conducting due diligence for a transaction.  The module emphasizes, among other things, the importance of reviewing the offering document for a transaction in light of the facts and circumstances known.  In the case of the Offering, WFS believes that MPG bankers, as a result of the training module and heightened sensitivity to the types of disclosures at issue in the Complaint, would be significantly more likely to identify material conflicts of interest and other facts potentially requiring disclosure in the Offering Document.
Further, as noted above, members of the working group for a transaction (e.g., issuer, bond counsel, underwriter, underwriter’s counsel) review the G-17 Letter to determine whether the conflicts of interest disclosed therein may be material to investors in the offering and should be disclosed in the offering document.  Given all of the above-described remedial measures and process enhancements effected by WFS, including implementation of the Negotiated Transaction Diligence Form, creation of the RDG, review of the G-17 Letter by various members of the transaction working group (including issuer’s counsel and underwriter’s counsel), and annually-required due diligence training, WFS believes that, if the Offering occurred today, it is likely that the compensation-related disclosure deficiencies alleged in the Complaint would be identified and disclosed in the G-17 Letter.  Also, any conflict of interest presented by the RIEDC’s broader relationship with WFS would be identified and disclosed in the G-17 Letter.  As a result, the working group would assess these conflicts of interest for appropriate disclosure in the Offering Document.  Furthermore, in light of the annually-required due diligence training and heightened sensitivity to the types of disclosures at issue in the Complaint, WFS believes that all the information that may be material to investors would be disclosed in the Offering Document.  Under such circumstances, WFS believes that the Conduct described in the Complaint (i.e., material omissions from the Offering Document) would be avoided.
In sum, taken together, WFS believes that the remedial measures described above directly mitigate the potential for the Conduct described in the Complaint to recur.
G.	Actions Taken with Respect to the Funds
To provide assurance that granting the Requested Orders would be consistent with the public interest and the protection of investors, the Fund Servicing Applicants agree that they will, as soon as reasonably practicable, distribute written materials discussing the circumstances that led to the Injunction, any impact on the Funds, and this Application to the boards of directors (“Boards”) of the Funds listed in Annexes A through C for which the Fund Servicing Applicants provide Fund Servicing Activities, including those directors who are not “interested persons” of such Funds, as defined in Section 2(a)(19) of the Act (“Independent Directors”), and their independent legal counsel, as defined in Rule 0-1(a)(6) under the Act, if any.  The Fund

Servicing Applicants also will offer to meet in person to discuss the materials with the Boards, the Independent Directors and any independent legal counsel.  Further, the Fund Servicing Applicants undertake to provide such Boards with all of the information concerning the Injunction and this Application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them with a copy of the Final Judgment as entered by the District Court.
H.	Applicants’ Prior Section 9(c) Orders
Certain Fund Servicing Applicants, as well as certain of their affiliates, have previously applied for the following exemptive orders under Section 9(c) of the Act.  Importantly, however, none of the previous Section 9(c) orders granted to Fund Servicing Applicants related to matters pertaining to Fund Servicing Activities.  Further, the facts and circumstances underlying the previously obtained Section 9(c) orders do not in any way bear on this Application and do not form a pattern of allegedly violative conduct, including in any particular area, by WFS or any of the other Applicants.  Indeed, for 25 consecutive years between 1987 and 2012, no WFC entity, other than those to which WFC later became a successor by merger, obtained a Section 9(c) order.  In such cases, the Section 9(c) orders were granted to predecessors-in-interest of the Applicants, which were then subsidiaries of or otherwise controlled by Wachovia Corporation — a wholly separate operating company over which, at the time of the underlying events in question, neither WFS nor any other Applicant exercised any control.
1.	Gutierrez v. Wells Fargo Bank, N.A. (2013)
On April 24, 2008, a certified consumer class action was filed against WFBNA in the U.S. District Court for the Northern District of California in a civil action captioned Gutierrez, v. Wells Fargo Bank, N.A.  The plaintiffs alleged that WFBNA, without adequate disclosure to account holders, engaged in a practice of “high-to-low posting,” in which it posted debit card transactions received each day for payment beginning with the highest amount and ending with the lowest amount, which had the effect of increasing the number of items posting into overdraft and, therefore, resulting in greater overdraft fees.  Although the plaintiffs’ challenge to the practice of high-to-low posting and to the adequacy of WFBNA’s disclosures was found on appeal by the U.S. Court of Appeals for the Ninth Circuit to be preempted by the National Bank Act, WFBNA was found liable under Section 17200 of the California Business and Professions Code for misleading statements regarding the practice.
On May 14, 2013, the district court entered a judgment in which it enjoined WFBNA from making or disseminating, or permitting to be made or disseminated, any false or misleading representations relating to the posting order of debit-card purchases, checks, and ACH transactions in customer bank accounts.  The district court also ordered WFBNA to pay restitution in the amount of $203 million, as well as post-judgment interest.  The district court set the effective date of the injunction as July 15, 2013.
The Commission, pursuant to Section 9(c), exempted WFBNA, and any other existing company of which WFBNA was an affiliated person or any other company of which WFBNA may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect only to the injunction in the case.19
2.	United States v. Wells Fargo Bank, N.A. (2012)
On July 12, 2012, the U.S. Department of Justice filed a complaint against WFBNA in the U.S. District Court for the District of Columbia in a civil action captioned United States v. Wells Fargo Bank, N.A.  The complaint alleged that WFBNA engaged in a pattern or practice of discrimination on the basis of race and national origin in violation of the Equal Credit Opportunity Act (“ECOA”) and the Fair Housing Act (“FHA”). In particular, the complaint alleged that WFBNA’s practices caused African-American and Hispanic borrowers to be placed into subprime loans at higher rates than similarly-situated white borrowers and to pay higher costs, fees and interest rates than similarly-situated white borrowers.
In settlement of the action, WFBNA, while denying the allegations made in the complaint except as to personal and subject matter jurisdiction, agreed to consent to the entry of a final judgment.  On September 20, 2012, the district court entered a judgment in which it enjoined WFBNA from, among other things, violating the antidiscrimination provisions of the ECOA and the FHA in connection with originating residential mortgages.  The district court also ordered WFBNA to pay $125 million in compensation to borrowers who may have suffered as a result of the alleged ECOA and FHA violations, contribute at least $50 million to a homebuyer assistance program, and implement other measures designed to ensure WFBNA’s future adherence to fair lending practices.
The Commission, pursuant to Section 9(c), exempted WFBNA, and any other existing company of which WFBNA was an affiliated person or any other company of which WFBNA may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect only to the injunction in the case.20
3.	CFTC v. Wells Fargo Bank, N.A. (1987)
On November 19, 1987, the Commodity Futures Trading Commission (“CFTC”) filed a complaint against WFBNA in the U.S. District Court for the Central District of California in a civil action captioned CFTC v. Wells Fargo Bank, N.A.  The complaint alleged that “Wells Fargo Gold Market Certificates” had the characteristics of a call option based on a regulated commodity and could be traded only on or subject to the rules of a CFTC-designated contract market, and only by or through a member of such a contract market.  In settlement of the action, WFBNA agreed to consent to the entry of a final judgment while neither admitting nor denying the allegations made in the complaint.  On November 19, 1987, the district court entered a judgment in which it enjoined WFBNA from directly or indirectly engaging in any transaction involving a commodity option in violation of any CFTC rule, regulation or order. The

19 Wells Fargo Bank, N.A., et al., Investment Company Act Release Nos. 30600 (Jul. 15, 2013) (Notice of Application and Temporary Order) (File No. 812-14176) and 30685 (Sept. 4, 2013) (Permanent Order).
20 Wells Fargo Bank, N.A., et al., Investment Company Act Release Nos. 30210 (Sept. 21, 2012) (Notice of Application and Temporary Order) (File No. 812-14074) and 30303 (Dec. 12, 2012) (Permanent Order).

Commission, pursuant to Section 9(c), exempted WFBNA and any other existing company of which WFBNA was an affiliated person or any other company of which WFBNA may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect only to the injunction in the case.21
4.	Actions Against Predecessors-in-Interest of WFBNA and Its Affiliates
On December 8, 2011, the Commission filed a complaint against Wachovia Bank, N.A. (“Wachovia Bank”) (the predecessor by merger to WFBNA) in the U.S. District Court for the District of New Jersey in a civil action captioned SEC v. Wachovia Bank, N.A., n/k/a Wells Fargo Bank, N.A. The complaint principally alleged that, from at least 1997 through at least 2005, Wachovia Bank engaged in fraudulent practices and made misrepresentations and omissions in connection with bidding on and selling municipal reinvestment instruments, in violation of Section 17(a) of the Securities Act.  In settlement of the action, WFBNA agreed to consent to the entry of a final judgment while neither admitting nor denying the allegations made in the complaint.  On December 9, 2011, the district court entered a judgment in which it enjoined WFBNA from committing or causing any violations and any future violations of Section 17(a) of the Securities Act.  The Commission, pursuant to Section 9(c), exempted WFBNA, and any other existing company of which WFBNA was an affiliated person or any other company of which WFBNA may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect only to the injunction in the case.22

On February 5, 2009, the Commission filed a complaint against Wachovia Securities, LLC (the predecessor by merger to Wells Fargo Clearing Services, LLC) (“Wachovia Securities”) in the U.S. District Court for the Northern District of Illinois in a civil action captioned SEC v. Wachovia Securities, LLC.  The complaint alleged that Wachovia Securities marketed auction rate securities as highly liquid investments comparable to cash or money market instruments and sold such auction rate securities to its customers without adequately disclosing the risks of such securities, in violation of Section 15(c) of the Exchange Act.  In settlement of the action, Wachovia Securities agreed to consent to the entry of a final judgment while neither admitting nor denying the allegations made in the complaint.  On February 17, 2009, the district court entered a judgment in which it enjoined Wachovia Securities from committing or causing any violations and any future violations of Section 15(c) of the Exchange Act.  The Commission, pursuant to Section 9(c), exempted Wachovia Securities, and any other existing company of which Wachovia Securities was an affiliated person or any other company of which Wachovia Securities may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect only to the injunction in the case.23

21 Wells Fargo Bank, N.A. and Wells Fargo Investment Advisors, Investment Company Act Release Nos. 16311 (Mar. 11, 1988) (File No. 812-6958) (Notice of Application and Temporary Order) and 16355 (Apr. 7, 1988) (Permanent Order).
22 Wells Fargo Bank, N.A., et al., Investment Company Act Release Nos. 29881 (Dec. 9, 2011) (Notice of Application and Temporary Order) (File No. 812-13987) and 29913 (Jan. 4, 2012) (Permanent Order).
23 Wachovia Securities, LLC, et al., Investment Company Act Release Nos. 28618 (Feb. 18, 2009) (Notice of Application and Temporary Order) (File No. 812-13632) and 28648 (Mar. 17, 2009) (Permanent Order).

On November 4, 2004, the Commission filed a complaint against Wachovia Corporation (“Wachovia”), First International Advisors, LLC (n/k/a WFAM International LLC), and others in the U.S. District Court for the District of Columbia in a civil action captioned SEC v. Wachovia Corporation et al.  The complaint alleged that Wachovia’s predecessor firm (“Legacy Wachovia”) and First Union Corporation (“First Union”) filed a joint proxy statement/prospectus and quarterly reports during First Union’s offer to purchase Legacy Wachovia containing material factual omissions, in violation of Sections 13(a) and 14(a) of the Exchange Act and Rules 12b-20, 13a-3 and 14a-9 thereunder. In settlement of the action, Wachovia agreed to consent to the entry of a final judgment while neither admitting nor denying the allegations made in the complaint.  On November 12, 2004, the district court entered a judgment in which it enjoined Wachovia from committing or causing any violations and any future violations of Sections 13(a) and 14(a) of the Exchange Act and Rules 12b-20, 13a-3 and 14a-9 thereunder.  The Commission, pursuant to Section 9(c), exempted Wachovia, and any other existing company of which Wachovia was an affiliated person or any other company of which Wachovia may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect only to the injunction in the case.24

I.	Conditions to Requested Orders
The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:
1.             Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.
2.             Each Applicant and each other Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order.
3.             WFS will comply with the material terms and conditions of the Final Judgment.
4.             The Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management, with a copy to the Chief Counsel of the Commission’s Division of Enforcement, of a material violation of the terms and conditions of the Requested Orders within 30 days of discovery of the material violation.

24 Wachovia Corporation, et al., Investment Company Act Release Nos. 26654 (Nov. 12, 2004) (File No. 812-13135) (Notice of Application and Temporary Order) and 26750 (Feb. 8, 2005) (Permanent Order).

IV.	CONCLUSION
For the reasons set forth above, the Applicants meet the standards for exemption specified in Section 9(c) of the Act and therefore respectfully apply, on behalf of themselves and the Covered Persons, for the entry by the Commission, as soon as may be practicable, of the Requested Orders:
1.             pursuant to Section 9(c) of the Act, temporarily exempting each of the Applicants and the other Covered Persons from all provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Injunction, pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from all provisions of Section 9(a) of the Act that would otherwise be operative as a result of the Injunction; and
2.            pursuant to Section 9(c) of the Act, permanently exempting each of the Applicants and the other Covered Persons from all provisions of Section 9(a) of the Act that would otherwise be operative as a result of the Injunction.
V.	AUTHORIZATION
Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:
Alexander Kymn
Senior Company Counsel
Wells Fargo Legal Department
MAC A0119-274
333 Market Street, 27th Floor
San Francisco, CA 94105

with a copy to:

Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
The Applicants request that the Commission issue the Requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.
Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of its governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The authorizations required by Rule 0-2(c)(1) under the Act are included in Exhibits A-1 through A-10 and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on the 12th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO SECURITIES, LLC

By: /s/ Walter Dolhare
Name: Walter Dolhare
Title: President

The Applicant named below has caused this Application to be duly signed on its behalf on the 12th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO BANK, N.A.

By: /s/ Albert Fook Hoi Kong
Name: Albert Fook Hoi Kong
Title: Senior Vice President

The Applicant named below has caused this Application to be duly signed on its behalf on the 7th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

GALLIARD CAPITAL MANAGEMENT, INC.

By: /s/ Karl Tourville
Name: Karl Tourville
Title: President

The Applicant named below has caused this Application to be duly signed on its behalf on the 7th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.

By: /s/ Adam Taback
Name: Adam Taback
Title: President

The Applicant named below has caused this Application to be duly signed on its behalf on the 7th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS CAPITAL MANAGEMENT INCORPORATED

By: /s/ Kirk Hartman
Name: Kirk Hartman
Title: President

The Applicant named below has caused this Application to be duly signed on its behalf on the 7th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO ASSET MANAGEMENT
(INTERNATIONAL) LIMITED

By: /s/ Nancy A. Wiser
Name: Nancy A. Wiser
Title: Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 7th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-7 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO ASSET MANAGEMENT
(INTERNATIONAL), LLC

By: /s/ Nancy A. Wiser
Name: Nancy A. Wiser
Title: Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 8th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-8 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

By: /s/ Wayne Badorf
Name: Wayne Badorf
Title: President

The Applicant named below has caused this Application to be duly signed on its behalf on the 7th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-9 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.
WELLS FARGO FUNDS MANAGEMENT, LLC

By: /s/ Andrew Owen
Name: Andrew Owen
Title: President

The Applicant named below has caused this Application to be duly signed on its behalf on the 7th day of March, 2019.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-10 to this Application.  All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken.  The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO INVESTMENT INSTITUTE, INC.

By: /s/ Darrell Cronk
Name: Darrell Cronk
Title: President

Exhibit A-1

Authorization
Officer’s Certificate
The undersigned, being duly elected President of Wells Fargo Securities, LLC (“WFS”), does hereby certify that this Application is signed by Walter Dolhare, President of WFS, pursuant to the general authority vested in him as such under WFS’ limited liability company agreement.
IN WITNESS WHEREOF, I have set my hand this 12th day of March, 2019.

WELLS FARGO SECURITIES, LLC

By: /s/ Walter Dolhare
Name: Walter Dolhare
Title: President

Exhibit A-2
SECRETARY’S CERTIFICATE

WELLS FARGO BANK, NATIONAL ASSOCIATION

I, Debra L. McCombs, hereby certify that I am an Assistant Secretary of Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America (the “Bank”), and I hereby further certify as follows:

1.          The following is a true and correct extract from resolutions duly adopted by the Board of Directors of the Bank on May 15, 2018, and no modification, amendment, rescission or revocation of such resolutions has occurred affecting such extract as of the date of this certificate:

                RESOLVED, that agreements, instruments, or other documents, including amendments and modifications thereto, relating to or affecting the property or business and affairs of the Bank, whether acting for its own account or in a fiduciary or other representative capacity, may be executed in its name by the persons hereinafter authorized;

                RESOLVED, that for the purposes of these resolutions, “Senior Executive Officer” shall mean any person appointed, designated or otherwise elected President, Chief Executive Officer, Senior Executive Vice President, Executive Vice President or designated an Executive Officer by resolution of the Board of Directors of the Bank, and “Signing Officer” shall mean any Senior Executive Officer, any Senior Vice President, the Treasurer, any Vice President, any Assistant Vice President, any person whose title includes the word “Officer” (e.g., Commercial Banking Officer, Personal Banking Officer, Trust Officer), or any other person whose title has been or is hereafter designated by the Board of Directors as a title for an officer of the Bank, and such officers are hereby authorized to sign agreements, instruments and other documents on behalf of the Bank in accordance with the signing authorities conferred in Parts A, B and C of these resolutions;

* * *

B.  Vice Presidents and Above

               RESOLVED, that any Senior Executive Officer, any Senior Vice President and any Vice President, acting alone, may execute on behalf of the Bank:

1.          Deeds, leases, assignments, bills of sale, purchase agreements and other instruments of conveyance to purchase, sell, lease or sublease to or from a third party real property, or any interest therein, and any and all management agreements, construction contracts, permits and other contracts or documents required to be executed or delivered to or filed with any person, entity or jurisdiction in the course of the management, maintenance, improvement and/or operation of any real or personal property owned, held or leased by the Bank for its own account; provided, however, that such agreements, instruments and other documents may also be signed as hereinafter provided with respect to real property acquired by the Bank in connection with collateral for a loan.

2.          Confidentiality agreements, bonds or indemnity and powers of attorney (including any instruments revoking such power of attorney); provided, however, that (a) proxies to vote stock in a corporation or to vote other interests in other legal entities or to service or enforce the Bank’s rights with respect to real property and (b) stock and bond powers may also be signed as hereinafter provided.

* * *

C.  Signing Officers

               RESOLVED, that any Signing Officer, acting alone, may execute on behalf of the Bank, whether acting for its own account or in a fiduciary or other representative capacity:

* * *

[Governmental Reporting; Legal Proceedings]

16.        Tax returns and all reports, applications and other filings made with any federal, state or local governmental department, agency, body or official.

17.        Pleadings, petitions, accounts, and other documents to be filed in any court, administrative or other proceeding, including verifications thereof, or otherwise relating to any litigation (including threatened), claim or complaint, including any settlement or release thereof.

* * *

2.            On the date hereof, the following person was a duly appointed, qualified and acting officer of the Bank, that his correct title appears beside his name, and that on said date he was duly authorized to act on behalf of the Bank as set forth in the foregoing resolutions:

Name	Title
Albert Fook Hoi Kong	Senior Vice President

IN WITNESS WHEREOF, I have hereunto signed my name and affixed the seal of the Bank this 7th day of March, 2019.

/s/ Debra L. McCombs
Debra L. McCombs
Assistant Secretary

 [Seal]

Exhibit A-3

Authorization
Officer’s Certificate
The undersigned, being duly elected President of Galliard Capital Management, Inc. (“Galliard”), does hereby certify that this Application is signed by Karl Tourville, President of Galliard, pursuant to the general authority vested in him as such under Galliard’s by-laws.
IN WITNESS WHEREOF, I have set my hand this 7th day of March, 2019.

GALLIARD CAPITAL MANAGEMENT, INC.

By: /s/ Karl Tourville
Name: Karl Tourville
Title: President

Exhibit A-4

Authorization
Officer’s Certificate
The undersigned, being duly elected President of Global Alternative Investment Services, Inc. (“GAISI”) does hereby certify that this Application is signed by Adam Taback, President of GAISI, pursuant to the general authority vested in him as such under GAISI’s by-laws.
IN WITNESS WHEREOF, I have set my hand this 7th day of March, 2019.

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.

By: /s/ Adam Taback
Name: Adam Taback
Title: President

Exhibit A-5
Authorization
Officer’s Certificate
The undersigned, being duly elected President of Wells Capital Management Incorporated (“WCM”), does hereby certify that this Application is signed by Kirk Hartman, President of WCM, pursuant to the general authority vested in him as such under WCM’s by-laws.
IN WITNESS WHEREOF, I have set my hand this 7th day of March, 2019.

WELLS CAPITAL MANAGEMENT INCORPORATED

By: /s/ Kirk Hartman
Name: Kirk Hartman
Title: President

Exhibit A-6
Authorization
Officer’s Certificate
The undersigned, being duly elected Director of Wells Fargo Asset Management (International) Limited (“WFAM International Limited”) does hereby certify that this Application is signed by Nancy A. Wiser, Director of WFAM International Limited, pursuant to the general authority vested in her as such under WFAM International Limited’s articles of incorporation.
IN WITNESS WHEREOF, I have set my hand this 7th day of March, 2019.

WELLS FARGO ASSET MANAGEMENT
(INTERNATIONAL) LIMITED

By: /s/ Nancy A. Wiser
Name: Nancy A. Wiser
Title: Director

Exhibit A-7
Authorization
Officer’s Certificate
The undersigned, being duly elected Managing Director of Wells Fargo Asset Management (International), LLC (“WFAM International LLC”) does hereby certify that this Application is signed by Nancy A. Wiser, Director of WFAM International LLC, pursuant to the general authority vested in her as such under WFAM International LLC’s limited liability company agreement.
IN WITNESS WHEREOF, I have set my hand this 7th day of March, 2019.

WELLS FARGO ASSET MANAGEMENT
(INTERNATIONAL), LLC

By: /s/ Nancy A. Wiser
Name: Nancy A. Wiser
Title: Director

Exhibit A-8
Authorization
Officer’s Certificate
The undersigned, being duly elected President of Wells Fargo Funds Distributor, LLC (“WFFD”), does hereby certify that this Application is signed by Wayne Badorf, President of WFFD, pursuant to the general authority vested in him as such under WFFD’s limited liability company agreement.
IN WITNESS WHEREOF, I have set my hand this 8th day of March, 2019.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

By: /s/ Wayne Badorf
Name: Wayne Badorf
Title: President

Exhibit A-9
Authorization
Officer’s Certificate
The undersigned, being duly elected President of Wells Fargo Funds Management, LLC (“WFFM”), does hereby certify that this Application is signed by Andrew Owen, President of WFFM, pursuant to the general authority vested in him as such under WFFM’s limited liability company agreement.
IN WITNESS WHEREOF, I have set my hand this 7th day of March, 2019.

WELLS FARGO FUNDS MANAGEMENT, LLC

By: /s/ Andrew Owen
Name: Andrew Owen
Title: President

Exhibit A-10
Authorization
Officer’s Certificate
The undersigned, being duly elected President of Wells Fargo Investment Institute, Inc. (“WFII”) does hereby certify that this Application is signed by Darrell Cronk, President of WFII, pursuant to the general authority vested in him as such under WFII’s by-laws.
IN WITNESS WHEREOF, I have set my hand this 7th day of March, 2019.

WELLS FARGO INVESTMENT INSTITUTE, INC.

By: /s/ Darrell Cronk
Name: Darrell Cronk
Title: President

Annex A
Part 1

Fund not sponsored by WFC or its affiliates (“Wells Fargo”) for which Wells Fargo Asset
 Management (International), LLC provides investment advisory services
1.	EQ ADVISORS TRUST
1)	EQ/Global Bond PLUS Portfolio
Part 2

Funds for which Wells Fargo Investment Institute, Inc. provides investment advisory services and for which Global Alternative Investment Services, Inc. serves as principal underwriter

1)	GAI Agility Income Fund
2)	GAI Corbin Multi-Strategy Fund, LLC

Part 3
Funds not sponsored by Wells Fargo for which Wells Capital Management Incorporated provides investment advisory services
1.	ASPIRIANT TRUST
1)	Aspiriant Risk-Managed Equity Allocation Fund
2)	Aspiriant Risk-Managed Municipal Bond Fund
2.	BRIDGE BUILDER TRUST
1)	Bridge Builder Municipal Bond Fund
3.	BRIGHTHOUSE FUNDS TRUST I
1)	Brighthouse Small Cap Value Portfolio
2)	Wells Capital Management Mid Cap Value Portfolio
4.	COLUMBIA FUNDS SERIES TRUST I
1)	Multi-Manager Directional Alternative Strategies Fund
5.	COLUMBIA FUNDS VARIABLE SERIES TRUST II
1)	Variable Portfolio - Partners Core Bond Fund

Annex A
(cont'd)

2)	Variable Portfolio - Partners Small Cap Growth Fund
3)	CTIVP - Wells Fargo Short Duration Government Fund
6.	EQ ADVISORS TRUST
1)	EQ/Global Bond PLUS Portfolio
7.	FIDELITY RUTLAND SQUARE TRUST II
1)	SAI Tax Sensitive Short Duration Fund
8.	GUARDIAN VARIABLE PRODUCTS TRUST
1)	Guardian Mid Cap Relative Value VIP Fund
9.	INVESTMENT MANAGERS SERIES TRUST
1)	361 Domestic Long/Short Equity Fund
2)	361 Global Equity Absolute Return Fund
3)	361 Global Long/Short Equity Fund
10.	JOHN HANCOCK FUNDS II
1)	Core Bond Fund
2)	U.S. High Yield Bond Fund
11.	JOHN HANCOCK TAX-ADVANTAGED DIVIDEND INCOME FUND
12.	JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND
13.	JOHN HANCOCK VARIABLE INSURANCE TRUST
1)	Core Bond Trust
14.	LITMAN GREGORY FUNDS TRUST
1)	Litman Gregory Masters Equity Fund
2)	Litman Gregory Masters Smaller Companies Fund
15.	MORNINGSTAR FUNDS TRUST
1)	Morningstar Municipal Bond Fund

Annex A
(cont'd)

16.	NATIONWIDE VARIABLE INSURANCE TRUST
1)	NVIT Mid Cap Growth Fund
17.	NORTHWESTERN MUTUAL SERIES FUND, INC.
1)	Select Bond Portfolio
18.	PACE SELECT ADVISORS TRUST
1)	PACE Alternative Strategies Investments
19.	SEI INSTITUTIONAL INVESTMENTS TRUST
1)	SIIT Core Fixed Income Fund
2)	SIIT Global Managed Volatility Fund
3)	SIIT U.S. Managed Volatility Fund
4)	SIIT World Equity Ex-US Fund
20.	SEI INSTITUTIONAL MANAGED TRUST
1)	SIMT Core Fixed Income Fund
2)	SIMT Global Managed Volatility Fund
3)	SIMT Tax-Managed International Managed Volatility Fund
4)	SIMT Tax-Managed Managed Volatility Fund
5)	SIMT U.S. Managed Volatility Fund
21.	SEI TAX EXEMPT TRUST
1)	STET Short Duration Municipal Fund
2)	STET Tax-Advantage Income Fund
22.	SUNAMERICA SERIES TRUST
1)	SA WellsCap Aggressive Growth Portfolio
23.	TOUCHSTONE STRATEGIC TRUST
1)	Touchstone Dynamic Equity Fund

Annex A
(cont'd)

24.	VALIC CO I
1)	VALIC Company I International Value Fund
2)	VALIC Company I Small Cap Special Values Fund

Annex B

Funds for which Wells Fargo Funds Management, LLC
provides investment advisory services

1.    WELLS FARGO FUNDS TRUST (120 Series)
1)	Wells Fargo 100% Treasury Money Market Fund (a)
2)	Wells Fargo Absolute Return Fund
3)	Wells Fargo Adjustable Rate Government Fund (a)
4)	Wells Fargo Alternative Risk Premia Fund (a)(c)
5)	Wells Fargo Asia Pacific Fund (a)
6)	Wells Fargo Asset Allocation Fund (a)
7)	Wells Fargo C&B Large Cap Value Fund
8)	Wells Fargo C&B Mid Cap Value Fund
9)	Wells Fargo California Limited-Term Tax-Free Fund (a)
10)	Wells Fargo California Tax-Free Fund (a)
11)	Wells Fargo Capital Growth Fund (a)
12)	Wells Fargo Cash Investment Money Market Fund (a)(d)
13)	Wells Fargo Colorado Tax-Free Fund (a)
14)	Wells Fargo Common Stock Fund (a)
15)	Wells Fargo Conservative Income Fund (a)
16)	Wells Fargo Core Bond Fund (a)
17)	Wells Fargo Core Plus Bond Fund (a)
18)	Wells Fargo Disciplined Small Cap Fund (a)
19)	Wells Fargo Disciplined U.S. Core Fund (a)
20)	Wells Fargo Discovery Fund (a)
21)	Wells Fargo Diversified Capital Builder Fund (a)
22)	Wells Fargo Diversified Equity Fund
23)	Wells Fargo Diversified Income Builder Fund (a)
24)	Wells Fargo Diversified International Fund (a)
25)	Wells Fargo Dynamic Target 2015 Fund (a)
26)	Wells Fargo Dynamic Target 2020 Fund (a)
27)	Wells Fargo Dynamic Target 2025 Fund (a)
28)	Wells Fargo Dynamic Target 2030 Fund (a)
29)	Wells Fargo Dynamic Target 2035 Fund (a)
30)	Wells Fargo Dynamic Target 2040 Fund (a)
31)	Wells Fargo Dynamic Target 2045 Fund (a)
32)	Wells Fargo Dynamic Target 2050 Fund (a)
33)	Wells Fargo Dynamic Target 2055 Fund (a)
34)	Wells Fargo Dynamic Target 2060 Fund (a)
35)	Wells Fargo Dynamic Target Today Fund (a)
36)	Wells Fargo Emerging Growth Fund (a)
37)	Wells Fargo Emerging Markets Bond Fund (c)
38)	Wells Fargo Emerging Markets Equity Fund (a)
39)	Wells Fargo Emerging Markets Equity Income Fund (a)

(a) Fund is sub-advised by Wells Capital Management Incorporated
(b) Fund is sub-advised by Galliard Capital Management, Inc.
(c) Fund is sub-advised by Wells Fargo Asset Management (International), LLC
(d) Fund is sub-advised by Wells Capital Management Singapore
(e) Fund is sub-advised by Wells Fargo Asset Management (International) Limited

Annex B
(cont'd)

40)	Wells Fargo Endeavor Select Fund (a)
41)	Wells Fargo Enterprise Fund (a)
42)	Wells Fargo Factor Enhanced Emerging Markets Fund (a)
43)	Wells Fargo Factor Enhanced International Fund (a)
44)	Wells Fargo Factor Enhanced Large Cap Fund (a)
45)	Wells Fargo Factor Enhanced Small Cap Fund (a)
46)	Wells Fargo Global Investment Grade Credit Fund (a)(e)
47)	Wells Fargo Global Small Cap Fund (a)
48)	Wells Fargo Government Money Market Fund (a)
49)	Wells Fargo Government Securities Fund (a)
50)	Wells Fargo Growth Balanced Fund (a)
51)	Wells Fargo Growth Fund (a)
52)	Wells Fargo Heritage Money Market Fund (a)(d)
53)	Wells Fargo High Yield Bond Fund (a)
54)	Wells Fargo High Yield Corporate Bond Fund (a)
55)	Wells Fargo High Yield Municipal Bond Fund (a)
56)	Wells Fargo Index Asset Allocation Fund (a)
57)	Wells Fargo Index Fund (a)
58)	Wells Fargo Intermediate Tax/AMT-Free Fund (a)
59)	Wells Fargo International Bond Fund (c)
60)	Wells Fargo International Equity Fund (a)
61)	Wells Fargo International Government Bond Fund (c)
62)	Wells Fargo International Value Fund
63)	Wells Fargo Intrinsic Small Cap Value Fund (a)
64)	Wells Fargo Intrinsic Value Fund (a)
65)	Wells Fargo Intrinsic World Equity Fund (a)
66)	Wells Fargo Large Cap Core Fund (a)
67)	Wells Fargo Large Cap Growth Fund (a)
68)	Wells Fargo Large Company Value Fund (a)
69)	Wells Fargo Low Volatility U.S. Equity Fund (a)
70)	Wells Fargo Managed Account CoreBuilder Shares, Series M (a)
71)	Wells Fargo Minnesota Tax-Free Fund (a)
72)	Wells Fargo Moderate Balanced Fund (a)
73)	Wells Fargo Money Market Fund (a)(d)
74)	Wells Fargo Municipal Bond Fund (a)
75)	Wells Fargo Municipal Cash Management Money Market Fund (a)
76)	Wells Fargo National Tax-Free Money Market Fund (a)
77)	Wells Fargo North Carolina Tax-Free Fund (a)
78)	Wells Fargo Omega Growth Fund (a)
79)	Wells Fargo Opportunity Fund (a)
80)	Wells Fargo Pennsylvania Tax-Free Fund (a)
81)	Wells Fargo Precious Metals Fund (a)
82)	Wells Fargo Premier Large Company Growth Fund (a)

(a) Fund is sub-advised by Wells Capital Management Incorporated
(b) Fund is sub-advised by Galliard Capital Management, Inc.
(c) Fund is sub-advised by Wells Fargo Asset Management (International), LLC
(d) Fund is sub-advised by Wells Capital Management Singapore
(e) Fund is sub-advised by Wells Fargo Asset Management (International) Limited

Annex B
(cont'd)

83)	Wells Fargo Real Return Fund (a)
84)	Wells Fargo Short Duration Government Bond Fund (a)
85)	Wells Fargo Short-Term Bond Fund (a)
86)	Wells Fargo Short-Term High Yield Bond Fund (a)
87)	Wells Fargo Short-Term Municipal Bond Fund (a)
88)	Wells Fargo Small Cap Value Fund (a)
89)	Wells Fargo Small Company Growth Fund
90)	Wells Fargo Small Company Value Fund (a)
91)	Wells Fargo Special International Small Cap Fund (a)
92)	Wells Fargo Special Mid Cap Value Fund (a)
93)	Wells Fargo Special Small Cap Value Fund (a)
94)	Wells Fargo Specialized Technology Fund
95)	Wells Fargo Strategic Income Fund (a)(c)
96)	Wells Fargo Strategic Municipal Bond Fund (a)
97)	Wells Fargo Target 2010 Fund (a)
98)	Wells Fargo Target 2015 Fund (a)
99)	Wells Fargo Target 2020 Fund (a)
100)	Wells Fargo Target 2025 Fund (a)
101)	Wells Fargo Target 2030 Fund (a)
102)	Wells Fargo Target 2035 Fund (a)
103)	Wells Fargo Target 2040 Fund (a)
104)	Wells Fargo Target 2045 Fund (a)
105)	Wells Fargo Target 2050 Fund (a)
106)	Wells Fargo Target 2055 Fund (a)
107)	Wells Fargo Target 2060 Fund (a)
108)	Wells Fargo Target Today Fund (a)
109)	Wells Fargo Traditional Small Cap Growth Fund (a)
110)	Wells Fargo Treasury Plus Money Market Fund (a)
111)	Wells Fargo U.S. Core Bond Fund (a)
112)	Wells Fargo Ultra Short-Term Income Fund (a)
113)	Wells Fargo Ultra Short-Term Municipal Income Fund (a)
114)	Wells Fargo Utility and Telecommunications Fund
115)	Wells Fargo WealthBuilder Conservative Allocation Fund (a)
116)	Wells Fargo WealthBuilder Equity Fund (a)
117)	Wells Fargo WealthBuilder Growth Allocation Fund (a)
118)	Wells Fargo WealthBuilder Growth Balanced Fund (a)
119)	Wells Fargo WealthBuilder Moderate Balanced Fund (a)
120)	Wells Fargo Wisconsin Tax-Free Fund (a)

2.    WELLS FARGO VARIABLE TRUST (6 Series)
1)	Wells Fargo VT Discovery Fund (a)
2)	Wells Fargo VT Index Asset Allocation Fund (a)
3)	Wells Fargo VT International Equity Fund (a)

(a) Fund is sub-advised by Wells Capital Management Incorporated
(b) Fund is sub-advised by Galliard Capital Management, Inc.
(c) Fund is sub-advised by Wells Fargo Asset Management (International), LLC
(d) Fund is sub-advised by Wells Capital Management Singapore
(e) Fund is sub-advised by Wells Fargo Asset Management (International) Limited

Annex B
(cont'd)

4)	Wells Fargo VT Omega Growth Fund (a)
5)	Wells Fargo VT Opportunity Fund (a)
6)	Wells Fargo VT Small Cap Growth Fund (a)

3. WELLS FARGO MASTER TRUST (24 Series)
1)	Wells Fargo Bloomberg Barclays US Aggregate ex-Corporate Portfolio (a)
2)	Wells Fargo C&B Large Cap Value Portfolio
3)	Wells Fargo Core Bond Portfolio (a)
4)	Wells Fargo Disciplined Large Cap Portfolio (a)
5)	Wells Fargo Diversified Large Cap Growth Portfolio (a)
6)	Wells Fargo Emerging Growth Portfolio (a)
7)	Wells Fargo Emerging Markets Bond Portfolio (c)
8)	Wells Fargo Factor Enhanced Emerging Markets Portfolio (a)
9)	Wells Fargo Factor Enhanced International Portfolio (a)
10)	Wells Fargo Factor Enhanced Large Cap Portfolio (a)
11)	Wells Fargo Factor Enhanced Small Cap Portfolio (a)
12)	Wells Fargo High Yield Corporate Bond Portfolio (a)
13)	Wells Fargo Index Portfolio (a)
14)	Wells Fargo International Government Bond Portfolio (c)
15)	Wells Fargo International Growth Portfolio
16)	Wells Fargo International Value Portfolio
17)	Wells Fargo Investment Grade Corporate Bond Portfolio (a)
18)	Wells Fargo Large Company Value Portfolio (a)
19)	Wells Fargo Managed Fixed Income Portfolio (b)
20)	Wells Fargo Real Return Portfolio (a)
21)	Wells Fargo Small Company Growth Portfolio
22)	Wells Fargo Small Company Value Portfolio (a)
23)	Wells Fargo Strategic Retirement Bond Portfolio (a)
24)	Wells Fargo U.S. REIT Portfolio (a)

4.    WELLS FARGO GLOBAL DIVIDEND OPPORTUNITY FUND (a)

5.    WELLS FARGO INCOME OPPORTUNITIES FUND (a)

6.    WELLS FARGO MULTI-SECTOR INCOME FUND (a)(c)

7.    WELLS FARGO UTILITIES AND HIGH INCOME FUND (a)

(a) Fund is sub-advised by Wells Capital Management Incorporated
(b) Fund is sub-advised by Galliard Capital Management, Inc.
(c) Fund is sub-advised by Wells Fargo Asset Management (International), LLC
(d) Fund is sub-advised by Wells Capital Management Singapore
(e) Fund is sub-advised by Wells Fargo Asset Management (International) Limited

Annex C

Funds for which Wells Fargo Funds Distributor, LLC serves as principal underwriter

1.    WELLS FARGO FUNDS TRUST (120 Series)
1)	Wells Fargo 100% Treasury Money Market Fund
2)	Wells Fargo Absolute Return Fund
3)	Wells Fargo Adjustable Rate Government Fund
4)	Wells Fargo Alternative Risk Premia Fund
5)	Wells Fargo Asia Pacific Fund
6)	Wells Fargo Asset Allocation Fund
7)	Wells Fargo C&B Large Cap Value Fund
8)	Wells Fargo C&B Mid Cap Value Fund
9)	Wells Fargo California Limited-Term Tax-Free Fund
10)	Wells Fargo California Tax-Free Fund
11)	Wells Fargo Capital Growth Fund
12)	Wells Fargo Cash Investment Money Market Fund
13)	Wells Fargo Colorado Tax-Free Fund
14)	Wells Fargo Common Stock Fund
15)	Wells Fargo Conservative Income Fund
16)	Wells Fargo Core Bond Fund
17)	Wells Fargo Core Plus Bond Fund
18)	Wells Fargo Disciplined Small Cap Fund
19)	Wells Fargo Disciplined U.S. Core Fund
20)	Wells Fargo Discovery Fund
21)	Wells Fargo Diversified Capital Builder Fund
22)	Wells Fargo Diversified Equity Fund
23)	Wells Fargo Diversified Income Builder Fund
24)	Wells Fargo Diversified International Fund
25)	Wells Fargo Dynamic Target 2015 Fund
26)	Wells Fargo Dynamic Target 2020 Fund
27)	Wells Fargo Dynamic Target 2025 Fund
28)	Wells Fargo Dynamic Target 2030 Fund
29)	Wells Fargo Dynamic Target 2035 Fund
30)	Wells Fargo Dynamic Target 2040 Fund
31)	Wells Fargo Dynamic Target 2045 Fund
32)	Wells Fargo Dynamic Target 2050 Fund
33)	Wells Fargo Dynamic Target 2055 Fund
34)	Wells Fargo Dynamic Target 2060 Fund
35)	Wells Fargo Dynamic Target Today Fund
36)	Wells Fargo Emerging Growth Fund
37)	Wells Fargo Emerging Markets Bond Fund
38)	Wells Fargo Emerging Markets Equity Fund
39)	Wells Fargo Emerging Markets Equity Income Fund
40)	Wells Fargo Endeavor Select Fund
41)	Wells Fargo Enterprise Fund
42)	Wells Fargo Factor Enhanced Emerging Markets Fund
43)	Wells Fargo Factor Enhanced International Fund

Annex C
(cont'd)

44)	Wells Fargo Factor Enhanced Large Cap Fund
45)	Wells Fargo Factor Enhanced Small Cap Fund
46)	Wells Fargo Global Investment Grade Credit Fund
47)	Wells Fargo Global Small Cap Fund
48)	Wells Fargo Government Money Market Fund
49)	Wells Fargo Government Securities Fund
50)	Wells Fargo Growth Balanced Fund
51)	Wells Fargo Growth Fund
52)	Wells Fargo Heritage Money Market Fund
53)	Wells Fargo High Yield Bond Fund
54)	Wells Fargo High Yield Corporate Bond Fund
55)	Wells Fargo High Yield Municipal Bond Fund
56)	Wells Fargo Index Asset Allocation Fund
57)	Wells Fargo Index Fund
58)	Wells Fargo Intermediate Tax/AMT-Free Fund
59)	Wells Fargo International Bond Fund
60)	Wells Fargo International Equity Fund
61)	Wells Fargo International Government Bond Fund
62)	Wells Fargo International Value Fund
63)	Wells Fargo Intrinsic Small Cap Value Fund
64)	Wells Fargo Intrinsic Value Fund
65)	Wells Fargo Intrinsic World Equity Fund
66)	Wells Fargo Large Cap Core Fund
67)	Wells Fargo Large Cap Growth Fund
68)	Wells Fargo Large Company Value Fund
69)	Wells Fargo Low Volatility U.S. Equity Fund
70)	Wells Fargo Managed Account CoreBuilder Shares, Series M
71)	Wells Fargo Minnesota Tax-Free Fund
72)	Wells Fargo Moderate Balanced Fund
73)	Wells Fargo Money Market Fund
74)	Wells Fargo Municipal Bond Fund
75)	Wells Fargo Municipal Cash Management Money Market Fund
76)	Wells Fargo National Tax-Free Money Market Fund
77)	Wells Fargo North Carolina Tax Free Fund
78)	Wells Fargo Omega Growth Fund
79)	Wells Fargo Opportunity Fund
80)	Wells Fargo Pennsylvania Tax Free Fund
81)	Wells Fargo Precious Metals Fund
82)	Wells Fargo Premier Large Company Growth Fund
83)	Wells Fargo Real Return Fund
84)	Wells Fargo Short Duration Government Bond Fund
85)	Wells Fargo Short-Term Bond Fund
86)	Wells Fargo Short-Term High Yield Bond Fund
87)	Wells Fargo Short-Term Municipal Bond Fund
88)	Wells Fargo Small Cap Value Fund
89)	Wells Fargo Small Company Growth Fund

Annex C
(cont'd)

90)	Wells Fargo Small Company Value Fund
91)	Wells Fargo Special International Small Cap Fund
92)	Wells Fargo Special Mid Cap Value Fund
93)	Wells Fargo Special Small Cap Value Fund
94)	Wells Fargo Specialized Technology Fund
95)	Wells Fargo Strategic Income Fund
96)	Wells Fargo Strategic Municipal Bond Fund
97)	Wells Fargo Target 2010 Fund
98)	Wells Fargo Target 2015 Fund
99)	Wells Fargo Target 2020 Fund
100)	Wells Fargo Target 2025 Fund
101)	Wells Fargo Target 2030 Fund
102)	Wells Fargo Target 2035 Fund
103)	Wells Fargo Target 2040 Fund
104)	Wells Fargo Target 2045 Fund
105)	Wells Fargo Target 2050 Fund
106)	Wells Fargo Target 2055 Fund
107)	Wells Fargo Target 2060 Fund
108)	Wells Fargo Target Today Fund
109)	Wells Fargo Traditional Small Cap Growth Fund
110)	Wells Fargo Treasury Plus Money Market Fund
111)	Wells Fargo U.S. Core Bond Fund
112)	Wells Fargo Ultra Short-Term Income Fund
113)	Wells Fargo Ultra Short-Term Municipal Income Fund
114)	Wells Fargo Utility and Telecommunications Fund
115)	Wells Fargo WealthBuilder Conservative Allocation Fund
116)	Wells Fargo WealthBuilder Equity Fund
117)	Wells Fargo WealthBuilder Growth Allocation Fund
118)	Wells Fargo WealthBuilder Growth Balanced Fund
119)	Wells Fargo WealthBuilder Moderate Balanced Fund
120)	Wells Fargo Wisconsin Tax-Free Fund

2.    WELLS FARGO VARIABLE TRUST (6 Series)
1)	Wells Fargo VT Discovery Fund
2)	Wells Fargo VT Index Asset Allocation Fund
3)	Wells Fargo VT International Equity Fund
4)	Wells Fargo VT Omega Growth Fund
5)	Wells Fargo VT Opportunity Fund
6)	Wells Fargo VT Small Cap Growth Fund

3. WELLS FARGO MASTER TRUST (24 Series)
1)	Wells Fargo Bloomberg Barclays US Aggregate ex-Corporate Portfolio
2)	Wells Fargo C&B Large Cap Value Portfolio
3)	Wells Fargo Core Bond Portfolio
4)	Wells Fargo Disciplined Large Cap Portfolio
5)	Wells Fargo Diversified Large Cap Growth Portfolio

Annex C
(cont'd)

6)	Wells Fargo Emerging Growth Portfolio
7)	Wells Fargo Emerging Markets Bond Portfolio
8)	Wells Fargo Factor Enhanced Emerging Markets Portfolio
9)	Wells Fargo Factor Enhanced International Portfolio
10)	Wells Fargo Factor Enhanced Large Cap Portfolio
11)	Wells Fargo Factor Enhanced Small Cap Portfolio
12)	Wells Fargo High Yield Corporate Bond Portfolio
13)	Wells Fargo Index Portfolio
14)	Wells Fargo International Government Bond Portfolio
15)	Wells Fargo International Growth Portfolio
16)	Wells Fargo International Value Portfolio
17)	Wells Fargo Investment Grade Corporate Bond Portfolio
18)	Wells Fargo Large Company Value Portfolio
19)	Wells Fargo Managed Fixed Income Portfolio
20)	Wells Fargo Real Return Portfolio
21)	Wells Fargo Small Company Growth Portfolio
22)	Wells Fargo Small Company Value Portfolio
23)	Wells Fargo Strategic Retirement Bond Portfolio
24)	Wells Fargo U.S. REIT Portfolio